DESCRIPTION

Sub - Item 77K:

Changes in registrant's certifying accountant Sub - Item 77K: Changes in registrant 's certifying accountant

Cowan, Gunteski & Co., P.A. resigned as auditor of The Upright Growth Fund  (the "fund") prior to the close of the Fund's fiscal year ended September 30, 2016. During the period Cowan, Gunteski & Co., P.A. audited the Fund , its report on the financial statements for the Fund did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified  as to uncertainty , audit scope, or accounting principles .

Subsequent to the resignation of Cowan, Gunteski & Co., P.A., the Fund 's Board of  Directors approved the appointment of  Tait|Weller to become the auditor of the Fund as of  July 12, 2016 .

During the period Cowan, Gunteski & Co., P.A. audited the Fund and the period preceding its resignation, the Fund did not have any disagreement with Cowan, Gunteski & Co., P.A. of  the type that, if not resolved to the satisfaction of  Cowan, Gunteski & Co., P.A. would have caused Cowan, Gunteski & Co., P.A. to have made a reference to the subject matter of the disagreement in connection with its report .

During the period Cowan, Gunteski & Co., P.A. audited the Fund and the period preceding its resignation , there were no events of the kind identified in Item 304

(a) (1) (v) (A) - (D) of  Regulation S - K.

During the period beginning with the Fund's commencement of operations and ending with the resignation of Cowan, Gunteski & Co., P.A., neither the Fund, nor someone on its behalf, consulted Tait|Weller regarding any matter identified in Item 304 (a) (2) of Regulation S -K.